SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

Cynosure, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

232577205

(CUSIP Number)

Copies to:

Palomar Medical Technologies, Inc.	Wilmer Cutler Pickering Hale and Dorr LLP
15 Network Drive	60 State Street
Burlington, MA 01803	Boston, MA 02109
Attn: Patricia Davis, Esq.	Attn: Hal J. Leibowitz, Esq.
Telephone: (781) 993-2300	Telephone: (617) 526-6461

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications)

June 24, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 under the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP NO. 232577205	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Palomar Medical Technologies, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON OO

CUSIP NO. 232577205	13D	Page 3 of 5 Pages

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) supplements the information set forth in the Schedule 13D filed by Palomar Medical Technologies, Inc., a Delaware corporation (“Old Palomar”), on March 21, 2013 (the “Schedule 13D”) with respect to shares of Class A common stock, par value $0.001 per share (“Issuer Common Stock”), of Cynosure, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 1 is being filed by Palomar Medical Technologies, LLC, a Delaware limited liability company, as the successor to Old Palomar (“New Palomar”).

References herein to the “Merger Agreement” refer to the Amended and Restated Agreement and Plan of Merger, dated as of May 15, 2013, among the Issuer, Old Palomar and Commander Acquisition, LLC (the “Merger Subsidiary”). Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplemented as follows:

ITEM 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following at the end of the discussion:

On June 24, 2013, the stockholders of Old Palomar adopted the Merger Agreement and the stockholders of the Issuer approved the issuance of shares of Issuer Common Stock to Old Palomar stockholders pursuant to the Merger. On June 24, 2013, Old Palomar and the Issuer completed the Merger, with Old Palomar merging with and into the Merger Subsidiary and New Palomar surviving the Merger as a wholly-owned subsidiary of the Issuer in accordance with the Merger Agreement, as described in Item 4. At the Effective Time, each of the Buyer Stockholder Agreements, as described in Item 4, terminated in accordance with its terms.

ITEM 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following at the end of the discussion:

On June 24, 2013, the stockholders of Old Palomar adopted the Merger Agreement and the stockholders of the Issuer approved the issuance of shares of Issuer Common Stock to Old Palomar stockholders pursuant to the Merger. On June 24, 2013, Old Palomar and the Issuer completed the Merger, with Old Palomar merging with and into the Merger Subsidiary and New Palomar surviving the Merger as a wholly-owned subsidiary of the Issuer, and pursuant to the Merger Agreement, each share of Palomar common stock, par value $0.01 per share (including each outstanding preferred stock purchase right under Old Palomar’s Amended and Restated Rights Agreement, dated as of October 28, 2008, attached to each such share), issued and outstanding immediately prior to the Effective Time was automatically converted into the right to receive (i) a cash amount equal to $6.825, without interest, and (ii) 0.2819 validly issued, fully-paid and non-assessable shares of Issuer Common Stock.

CUSIP NO. 232577205	13D	Page 4 of 5 Pages

At the Effective Time, each of the Buyer Stockholder Agreements, as described in Item 4, terminated in accordance with its terms.

ITEM 5. Interest in Securities of the Issuer

Item 5(e) of the Schedule 13D is hereby amended and replaced in its entirety with the following:

(e) On June 24, 2013, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Issuer Common Stock.

CUSIP NO. 232577205	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2013

PALOMAR MEDICAL TECHNOLOGIES, LLC

By:	/s/ Timothy W. Baker
Name:	Timothy W. Baker
Title:	Manager